SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2006

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press announcement, dated February 8, 2006, to clarify statements made by the Registrant at a media telephone conference held on February 7, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: February 9, 2006

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press announcement, dated February 8, 2006, to clarify statements made by the Registrant at a media telephone conference held on February 7, 2006.

Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0981)

CLARIFICATION ANNOUNCEMENT

Semiconductor Manufacturing International Corporation (the “Company”) wishes to refer to its published announcement regarding its unaudited financial results for the three months ended 31 December, 2005 made on Tuesday 7 February, 2006. The Company wishes to clarify two matters reported in the press in connection with statements made by the Company at a media telephone conference held on Tuesday 7 February, 2006.

The Company would like to clarify:

1. that the Company is committed to overcoming its depreciation expenses. Because the Company is a new foundry with only four years of commercial operations and continues to expand its capacity to meet the increased demands of its customers, its depreciation expenses as a percentage of revenues remains one of the highest in the foundry industry; and

2. that despite these high depreciation expenses, the Company aims to become profitable through the improvement in the Company’s product mix, thereby increasing its average selling price. The Company aims to begin commercial production of its first 90 nanometer product in March 2006 and aims to achieve meaningful 90 nanometer revenues beginning in the second quarter of 2006. The Company has also noticed that some of its fabless and IDM customers are migrating a significant portion of their products to the 0.13 micron and below technology nodes.

This announcement is made pursuant to Listing Rule 13.09.

As at the date of this announcement, the directors of the Company are Yang Yuan Wang as Chairman and independent non-executive director of the Company; Richard R. Chang as executive director of the Company; Fang Yao as non-executive director of the Company; and Ta-Lin Hsu, Yen-Pong Jou, Tsuyoshi Kawanishi, Henry Shaw and Lip-Bu Tan as independent non-executive directors of the Company.

Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer

Shanghai, PRC

February 8, 2006

*	For identification only

“Please also refer to the published version of this announcement in The Standard”